SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

HOLDCO PARTICIPAÇÕES LTDA. Shareholders' Equity Appraisal Report – Market Value Base Date: November 30, 2009 Issue Date: December 10, 2009

HOLDCO PARTICIPAÇÕES LTDA.
Shareholders’ Equity Appraisal Report – Market Value
Base Date: November 30, 2009
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SHAREHOLDERS' EQUITY APPRAISAL REPORT -MARKET VALUE

     ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in assessments, headquartered at Avenida Rio Branco, 181- 18º andar, Centro, in the city and state of Rio de Janeiro, CEP 20.040 -007, registered in the Regional Council of Accountancy of the State of Rio de Janeiro (CRC/RJ) under number 1,144, and in the Brazilian Register of Legal Entities of the Ministry of Finances (CNPJ/MF) under number 28.005.734/0001 -82, having as technical representative Mr. Gelson José Amaro, Accountant, registered in the CRC/RJ under no. 049.669/O -4 and in the Brazilian Register of Natural Persons of the Ministry of Finances (CPF/MF) under no. 339.408.607/78, after all the studies and researches required, presents hereby the Appraisal Report on the value of the shareholders' equity at market of HOLDCO PARTICIPAÇÕES LTDA, a limited liability company, headquartered at Praia de Botafogo nº 370, 9º andar (parte), in the city and state of Rio de Janeiro, registered in the CNPJ/MF under no. 02.698.266/0001 -85, for purposes of corporate reorganization.

     This appraisal report is summarized in sections, as follows:

  Objectives;
  Bases and Approaches for the Valuation;
  Methodology Adopted and Summary of Work Performed;
  Conclusion.
I. OBJECTIVES

     This Appraisal Report has the purpose of recording the assessment, at market value, of the shareholders' equity of HOLDCO PARTICIPAÇÕES LTDA. for purposes of corporate reorganization, as required in article 264 of Law nº 6.404/76, and according to the methodology set in article 183, paragraph 1, in the same law.

HOLDCO PARTICIPAÇÕES LTDA.
Shareholders’ Equity Appraisal Report – Market Value
Base Date: November 30, 2009
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II.BASES AND APPROACHES FOR THE VALUATION

     Determining the value of shares of a company is subject to several variables, as well as to several factors out of control, so it will always consider subjective aspects. Some of the main aspects impacting on such determination are:

(a) The owners’ perspectives vs. the perspectives of a prospective buyer;

(b) The economic conditions allowing prior results may be better or worse in the future;

(c) The politic and economic context, which may vary completely out of control;

(d) The strategic interests of business groups or of specific programs, such as the privatization one;

(e) The very existence of several assessment methods delivering very different results.

     Therefore, determining the value of shares representing the capital stock is not a accurate, but a subjective process, depending on the expectations of the owner and how the shares are used.

     However, there are several methods used to estimate the value of capital shares. Although the application of such methods may vary depending on facts and specific circumstances, they may, at least, indicate a reasonable amount range for the prior determination of such value.

2.1. EXAMPLES OF METHODS BASED ON THE VALUE OF THE NET ASSETS

Equity Assessment

This valuation focus is used to determine the market value of specific assets, to provide the base to certain adjustments to the net book value (as abovementioned) and as the start point to estimate the liquidation value. Moreover, the equity assessment provides a proper basis to the business value and is often used in companies’ negotiation operations, as the value adjusted by the applicable depreciations and obsolescence.

Liquidation Value

The liquidation value has been used as basis to price negotiations and, therefore, represents a start level of interest for both buyers and sellers.

The liquidation value is determined by the estimate of the company’s assets value, undertaking its conversion to currency in a short period, discounted of all the company’s obligations, as well as the business liquidation cost, including assessment fees, brokerage commissions, taxes and legal fees.

HOLDCO PARTICIPAÇÕES LTDA.
Shareholders’ Equity Appraisal Report – Market Value
Base Date: November 30, 2009
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The liquidation value may be determined considering both an ordered and a faster and forced business liquidation. This last focus will result in a lower value.

Such criterion, however, would not be that most adequate for companies’ shares assessment with operating activities ongoing.

2.2 EXAMPLES OF METHODS BASED ON INVESTMENT RETURN

Price/Profit Index

The price/profit ratio for open companies is known and may be easily used to achieve the estimated value of the shares of such companies by multiplying the P/P by the aggregate results expected. The average P/P ratio to the industry or to several open companies comparable can be used to reach an indication of the value. A premium for the controlling interest is often added to such value estimate.

An assessment by the P/P method can also be used to estimate the value of a given company. Assuming a profit increase rate estimated by the current shareholders and a return on the investment required by the purchaser, this rate can determine the profit multiple allowing it to reach its return purpose. This method allows buyer to determine the price it is willing to pay, and to compare it to that the seller wants to receive.

Net Cash Flow Discounted

The analysis of the net cash flow discounted may be used to estimate the value of a company, and, hence, of its shares, based on the current value of its cash flows estimates. In theory, this method should result in the same value as determined, by using the price/profit ratio, as it reflects the current perception of how much a company will worth in the future.

In practice, this analysis is increasingly used to determine the value of a company, as it is based on effective estimate of cash flows, incorporating aspects such as cost reduction by synergies, products development etc., and not only on the market perception of the company's future profits. Other aspects affecting the share market and, thus, the P/P index, are also eliminated upon the use of the analysis of the net cash flow discounted.

HOLDCO PARTICIPAÇÕES LTDA.
Shareholders’ Equity Appraisal Report – Market Value
Base Date: November 30, 2009
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III. METHODOLOGY ADOPTED AND SUMMARY OF WORK PERFORMED

     There are several methods to set the value of a company, as already mentioned.

     To determine the value of the shareholders' equity at market value of HOLDCO PARTICIPAÇÕES LTDA., on the base date of November 30, 2009, we chose the equity assessment method – net value at market prices, as required by article 264 of Law nº 6.404/76, and according to the methodology set in article 183, paragraph 1, of the same law.

     For the purposes of the provisions in the article above, market value means:

     (a) regarding the raw material and warehouse goods, the price by which they may be replaced, by market purchase;

     (b) regarding the goods and rights intended to sale, the net price of performance upon market sale, taxes and other expenses necessary to the sale, as well as the profit margin, discounted;

     (c) regarding the investments, the net value by which they may be transferred to third parties.

     Within the parameters set to the preparation of this assessment, determining the equity value – net value at market value – of the shareholders' equity of HOLDCO PARTICIPAÇÕES LTDA., to the base date of November 30, 2009, is based also on a limited revision made to the financial statements of the company, surveyed at that date and audited by the company BDO Trevisan Auditores Independentes. This procedure was carried out according to certain regular standards of audit and, hence, includes proofs in the accounting records required to the specific purpose of determining the equity value – at market value of the said equity. Those examinations evidenced that such records and elements were completely under the legal requirements, including the compliance with the general accounting principles usually accepted and evenly applied by HOLDCO PARTICIPAÇÕES LTDA.

     The financial statements audited of HOLDCO PARTICIPAÇÕES LTDA., for the base date mentioned, did not require adjustments with the purpose of stating the assets consigned by the respective payment values.

     Furthermore, to adequate the said financial statements, at market value, as shown in APPENDIX I, the adjustments to the following accounting accounts were included:

HOLDCO PARTICIPAÇÕES LTDA.
Shareholders’ Equity Appraisal Report – Market Value
Base Date: November 30, 2009
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     - Investments – adjustment to the equity accounting resulting from the adjustments to the market made in the controlled company INTELIG TELECOMUNICAÇÕES LTDA, resulting from:

     - Discharge of the expenses paid in advance.

     In view of the foregoing, taking into account the provisions of Article 8 of Law nº 6404, dated December 15, 1976, as amended, the accounting books and records sourcing the Balance Sheet were checked, as well as the respective documents originating them, but in selective tests and in samples.

     For all the legal purposes, namely the CVM Instruction 319, we declare that we have no interest, direct or indirect, in any of the companies involved in this work or in their operations, and there is no circumstance relevant that may characterize conflict of interest to the issuance of this Report. We had full access to all data, elements, information and files related to the companies involved, and there was no directing, restriction or hindrance by the managers and/or controllers limiting or restricting our conclusion.

IV. CONCLUSION

     After the due examinations and technical checks performed by us with HOLDCO PARTICIPAÇÕES LTDA., and based on the data mentioned in this Appraisal Report, we consider that the company’s shareholders' equity, assessed by the equity value method – net value at market value, for the base date of November 30, 2009, is of R$ 515,703,000 (five hundred and fifteen million, seven hundred and three thousand reais).

     And as an expression of our best technical understanding, we hereby sign this Appraisal Report.

Rio de Janeiro, December 10, 2009.

ACALCONSULTORIA E AUDITORIA S/S
CRC- RJ 1.144

Gelson José Amaro
Partner in Charge
CRC - RJ – 049.669/O -4 – Accountant

HOLDCO PARTICIPAÇÕES LTDA.
Shareholders’ Equity Appraisal Report – Market Value
Base Date: November 30, 2009
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HOLDCO PARTICIPAÇÕES LTDA.
Financial Statements on November 30, 2009				APPENDIX I
(Values in thousand Reais - R$ 1,000.00)

	Accounting Balance	Market Adjustments		Market Balance
DESCRIPTION		Debt	Credit

ASSETS	517,128	0	1,021	516,107
CURRENT	0	0	0	0

NONCURRENT	517,128	0	1,021	516,107
NONCURRENT RECEIVABLES	517,128	0	1,021	516,107

FIXED	517,128	0	1,021	516,107
Investments	517,128	0	1,021	516,107

LIABILITIES	404	0	0	404
CURRENT	404	0	0	404
Accounts payable	404			404
				0
NONCURRENT	0	0	0	0
LONG-TERM LIABILITIES	0	0	0	0

SHAREHOLDERS' EQUITY	516,724	0	1,021	515,703

SE Composition:
Capital stock	3,029,659			3,029,659
Accrued liabilities	(2,512,935)	1,021	0	(2,513,956)

Total Shareholders' Equity	516,724	1,021	0	515,703

Total shares	3,029,659,161			3,029,659,161

Shares par value - R$ 1,00	0.170555159			0.170218157

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.